BE ACTIVE HOLDINGS, INC.
1010 NORTHERN BLVD.
GREAT NECK, NY 11021
(212) 736-2310

June 18, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5010
Attn: H. Roger Schwall

Re:	Be Active Holdings, Inc. (the “Company”)
Amendment No. 2 to Form 8-K
Filed May 21, 2013
File No. 333-174435

Dear Mr. Schwall:

In response to the Comment Letter date June 10, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Amendment No. 2 to Form 8-K filed on May 21, 2013 (the “Form 8-K/A”), Be Active Holdings, Inc. (the “Company”) hereby submits the following responses, which will be filed in conjunction with Amendment No. 3 to the Form 8-K (the “Amended 8-K/A”).  For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

Entry into a Material Definitive Agreement, page 4

1.
We note your revisions in response to prior comment 1 from our letter to you dated February 26, 2013. Please confirm that none of the purchasers in the January Private Placement had a material relationship with you or your affiliates or amend to provide the disclosure required by Item 1.01(a)(1) of Form 8-K.

Response:

The Company confirms that none of the purchasers involved in the January Private Placement had a material relationship with the Company or any of the Company’s affiliates.

Financial Statements and Exhibits, page 33

2.	Amend to file a signed version of Exhibit 2.1.

Response:

The Company has included, as an exhibit to the Amended 8-K/A, a signed version of the previously filed Exhibit 2.1.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 736-2310.

Very Truly Yours,

/s/ Saverio Pugliese
__________________
Saverio Pugliese